Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change February 24, 2009
Item 3	News Release The news release dated February 24, 2009 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analysts Networks.
Item 4

Summary of Material Change

Silver Standard Resources Inc. reported that it has increased the aggregate gross proceeds to approximately US$92.6 million and priced its previously announced public offering of common shares (the “Offering”).  Pursuant to the Offering, the company will issue 5.45 million common shares at a price of US$17.00 per share, for aggregate gross proceeds of approximately US$92.6 million.  The company will file a final prospectus supplement to its existing short form base shelf prospectus with the securities commissions in each of the provinces of Canada, other than Québec, and will make a similar filing with the United States Securities and Exchange Commission.  Closing of the Offering is expected to occur on or about February 27, 2009.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated February 24, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 24th day of February, 2009

February 24, 2009	News Release 09-07

SILVER STANDARD ANNOUNCES PRICING
OF PUBLIC OFFERING OF COMMON SHARES

Vancouver, B.C. – Silver Standard Resources Inc. has increased the aggregate gross proceeds to approximately US$92.6 million and priced its previously announced public offering of common shares (the “Offering”).  Pursuant to the Offering, the company will issue 5.45 million common shares at a price of US$17.00 per share, for aggregate gross proceeds of approximately US$92.6 million.  The company will file a final prospectus supplement to its existing short form base shelf prospectus with the securities commissions in each of the provinces of Canada, other than Québec, and will make a similar filing with the United States Securities and Exchange Commission.  Closing of the Offering is expected to occur on or about February 27, 2009.

The company has also granted to the underwriters of the Offering an option, exercisable for a period of 30 days following the closing of the Offering, to purchase additional common shares for additional gross proceeds of up to approximately US$13.9 million.

The company intends to use the net proceeds from this Offering for the development of mineral properties, working capital requirements, to repay indebtedness outstanding from time to time or for other general corporate purposes.

UBS Securities Canada Inc. is acting as lead manager and sole book runner of the Offering.

A copy of the final prospectus supplement and the short form base shelf prospectus may be obtained in Canada from UBS Securities Canada Inc. at 161 Bay Street, Suite 4100, Toronto, Ontario  M5J 2S1 (416-364-2201 telephone) or in the United States from UBS Securities LLC at 299 Park Avenue, New York, NY  10171 (212-821-3000 telephone).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward Looking Statements: Statements in this news release relating to the final prospectus supplement and the corresponding filing in the United States, the closing of the offering and the anticipated use of proceeds are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the need to satisfy the conditions set forth in the underwriting agreement relating to the offering, the need to satisfy regulatory and legal requirements with respect to the offering; the company’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the company may carry on business; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.
(Source: Silver Standard Resources Inc.)

For further information, contact:
Robert A. Quartermain, President & CEO Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com